UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                                PXRE GROUP LTD.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G73018106
------------------------------------------------------------------------------
                                (CUSIP Number)

                       Reservoir Capital Partners, L.P.
                      Reservoir Capital Master Fund, L.P.
                     Reservoir Capital Management, L.L.C.
                        Reservoir Capital Group, L.L.C.
                      c/o Reservoir Capital Group, L.L.C.
                        650 Madison Avenue, 26th Floor
                           New York, New York 10022
                          Attention: General Counsel
                                (212) 610-9000

                                      and

                        RER Reinsurance Holdings, L.P.
                          777 Main Street, Suite 2250
                            Fort Worth, Texas 76102
                                (817) 820-6600

                                      and
                             Richard E. Rainwater
                          777 Main Street, Suite 2250
                             Fort Worth, TX 76102
                                (817) 820-6600

------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                               December 2, 2004
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS.                     Reservoir Capital
   1     Partners, L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
--------------------------------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             2,416,041(1)
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              0
         EACH
      REPORTING         9    SOLE VOTING POWER
        PERSON
         WITH                2,416,041(1)

                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,829,384(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------
1. Includes 2,287,546 Common Shares, par value $1.00 per share ("Common
Shares") issuable upon conversion of 3041.703 Preferred Shares, par value
$1.00 per share ("Preferred Shares"), plus accrued dividends, held by Reservoir Capital Partners, L.P. ("Reservoir Partners") and 128,495 Common Shares held by Reservoir Partners. Assumes conversion of all Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $13.48 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd.,

Capital Z Management, LLC (collectively, "Capital Z"), SAB Capital Partners, L.P., SAB Capital Partners II, L.P., SAB Overseas Fund, Ltd., SAB Capital Advisors, L.L.C. (collectively "SAB"), RER Reinsurance Holdings, L.P. or Richard E. Rainwater (collectively, "RER").

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.                  Reservoir Capital Master
         Fund, L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Cayman Islands
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             406,677(1)
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              0
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                406,677(1)

                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,829,384(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------
1. Includes 384,822 Common Shares issuable upon conversion of 511.689
Preferred Shares, plus accrued dividends, held by Reservoir Capital Master
Fund, L.P. ("Reservoir Master Fund") and 21,855 Common Shares held by
Reservoir Master Fund. Assumes conversion of all Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $13.48 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z, SAB or RER.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.                  Reservoir Capital Group,
         L.L.C.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             6,666
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              2,829,384(1)
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                6,666

                       10    SHARED DISPOSITIVE POWER

                             2,829,384(1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,829,384(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
1. Includes 2,287,546 and 384,822 Common Shares issuable upon conversion of 3041.703 and 511.689 Preferred Shares, plus accrued dividends, held by Reservoir Partners and Reservoir Master Fund, respectively; 5,000 Common
Shares (4,167 of which are restricted Common Shares) and options exercisable within 60 days to purchase 1,666 Common Shares held by Reservoir Capital
Group, L.L.C. ("Reservoir Group"); 128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Assumes conversion of all Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $13.48 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z, SAB or RER.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.                 Reservoir Capital
                                                     Management, L.L.C.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              2,829,384(1)
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                0

                       10    SHARED DISPOSITIVE POWER

                             2,829,384(1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,829,384(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
1. Includes 2,287,546 and 384,822 Common Shares issuable upon conversion of 3041.703 and 511.689 Preferred Shares, plus accrued dividends, held by Reservoir Partners and Reservoir Master Fund, respectively; 5,000 Common
Shares (4,167 of which are restricted Common Shares) and options exercisable within 60 days to purchase 1,666 Common Shares held by Reservoir Group;
128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Assumes conversion of all Preferred Shares beneficially owned by Reservoir Partners, Reservoir Master Fund, Reservoir
Group and Reservoir Capital Management, L.L.C. ("Reservoir Management") to Common Shares at a conversion price of $13.48 per share.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z, SAB or RER.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.                  RER Reinsurance Holdings,
         L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Texas
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,705,766(1)
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              0
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                1,705,766(1)

                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,705,766(1)(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------
1. Includes 1,705,766 Common Shares issuable upon conversion of 2,268.122 Preferred Shares, plus accrued dividends, held by RER Reinsurance Holdings, L.P. Assumes the conversion of all Preferred Shares beneficially owned by Reporting Person to Common Shares at a conversion price of $13.48.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z, Reservoir Partners, Reservoir Master Fund, Reservoir Group and Reservoir Management (collectively, "Reservoir") or SAB.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.                  Richard E. Rainwater
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)      /_/

                                                                 (b)      /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                      Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION            Texas
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
      NUMBER OF
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              1,705,766(1)
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                0

                       10    SHARED DISPOSITIVE POWER

                             1,705,766(1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,705,766(1)(2)
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                /X/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------
1. Includes 1,705,766 Common Shares issuable upon conversion of 2,268.122 Preferred Shares, plus accrued dividends, held by RER Reinsurance Holdings, L.P. Assumes the conversion of all Preferred Shares beneficially owned by Reporting Person to Common Shares at a conversion price of $13.48.

2. The Reporting Person disclaims beneficial ownership of all Common Shares or Preferred Shares that may be owned or deemed owned by any of Capital Z, Reservoir, SAB or RER Reinsurance Holdings, L.P.

            This Amendment No. 2 amends the Statement on Schedule 13D, dated December 20, 2001, filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II and Capital Z L.P., the "Initial Capital Z Reporting Persons"), Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund"), Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Group, L.L.C. ("Reservoir Group"), Reservoir Capital Management, L.L.C. ("Reservoir Management") and Reservoir Capital Associates, L.P. ("Reservoir Associates", and together with Reservoir Master Fund, Reservoir Partners, Reservoir Group and Reservoir Management, the "Initial Reservoir Reporting Persons") and Richard E. Rainwater ("Rainwater"), as amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, filed by the Initial Capital Z Reporting Persons, the Initial Reservoir Reporting Persons and RER Reinsurance Holdings, Inc. ("RER") (as so amended, the "Initial Statement on Schedule 13D"). This Amendment is being filed by the Initial Reservoir Reporting Persons other than Reservoir Associates (the "Reservoir Reporting Persons"), RER and Rainwater (each, a "Reporting Person" and collectively, the "Reporting Persons"). Reservoir Associates was liquidated prior to the date of the event which required the filing of this statement and its assets were contributed to Reservoir Partners. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on
Schedule 13D.

            This Statement on Schedule 13D incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by reflecting the sale of common shares and acquisition of options to purchase common shares of PXRE Group Ltd. by certain Reporting Persons.

Item 2.     Identity and Background.
            ------------------------

            The Initial Capital Z Reporting Persons and Capital Z Management, LLC ("Capital Z Management", and together with the Initial Capital Z Reporting Persons, the "Capital Z Reporting Persons") have elected to report their ownership separately.

            Reservoir Management, an investment management firm, is a Delaware limited liability company and the managing member of Reservoir Group. Reservoir Group, a Delaware limited liability company, is an investment management firm and serves as the general partner in Reservoir Partners and Reservoir Master Fund. Reservoir Partners is a private investment partnership organized under the laws of the State of Delaware. Reservoir Master Fund is a private investment partnership organized under the laws of the Cayman Islands.

            RER is a Texas limited partnership. RER's sole general partner is Rainwater.

            Rainwater, a United States citizen, is an individual who engages in investments for his own account.

            Information regarding the control persons and executive officers of the Reservoir Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on
Schedule I, all such persons are citizens of the United States.

            Information regarding the control persons and executive officers of RER is set forth on Schedule II attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule II, all such persons are citizens of the United States.

            The principal business address of each Reservoir Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

            The principal business address of RER is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

            The principal business address of Rainwater is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

            None of the entities or persons identified on Schedule I or
Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

            None of the entities or persons identified on Schedule I or
Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            None of the Reporting Persons intends to borrow any funds in connection with the acquisition or receipt of Common Shares or options to purchase Common Shares.

Item 4.     Purpose of Transaction.
            -----------------------

            On August 9, 2004, PXRE Group, Ltd. filed a shelf registration statement pursuant to the Securities Act of 1933, as amended, with respect to the issuance and offering of up to $150,000,000 of Common Shares by the Company and the offering of up to 12,981,646 Common Shares by certain selling shareholders. The registration statement was declared effective by the Commission on September 9, 2004. On November 22, Post-Effective Amendment No. 1 to the registration statement was filed with the SEC. Such Post-Effective Amendment No. 1 was declared effective on November 22, 2004.

            Pursuant to an Underwriting Agreement dated November 17, 2004, Reservoir Capital Master Fund, L.P., Reservoir Capital Partners, L.P. and RER Reinsurance Holdings, L.P. (the "Reporting Selling Shareholders") sold an aggregate of 1,149,938 Common Shares issued upon conversion of Preferred Shares, plus accrued dividends, held by each of them. The offering closed on November 23, 2004.

            On November 29, 2004, pursuant to the Underwriting Agreement, the underwriters exercised the overallotment option with respect to 128,351 additional Common Shares issued upon conversion of additional Preferred Shares, plus accrued dividends, held by the Reporting Selling Shareholders. The closing date with respect to the Common Shares sold pursuant to the overallotment option was December 2, 2004.

            The Reporting Persons consummated the transactions described herein for investment purposes.

            The Reporting Persons intend to review continuously their respective positions in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reservoir Reporting Persons also intend to continue to exercise their contractual right to nominate an individual for election to the Company's Board of Directors. RER also continues to have the contractual right to nominate an individual for election to the Board of Directors. Except as set forth in this Item 4, the Reporting Persons, neither individually or collectively, have any present plans or proposals that relate to or that would result in the occurrence of any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            Item 5 is hereby amended and supplemented by adding the following:

            (a) - (b)

            The information on the cover pages is incorporated herein by reference.

            Each Reporting Person disclaims beneficial ownership of all the Common Shares and Preferred Shares owned by each other Reporting Person. The Reporting Persons may be deemed to be part of a group together with SAB Capital Partners, L.P., SAB Capital Partners II, L.P., SAB Overseas Fund, Ltd., SAB Capital Advisors, L.L.C. (collectively, "SAB") and the Capital Z Reporting Persons and therefore be deemed to beneficially own the shares beneficially owned by SAB and the Capital Z Reporting Persons, but no Reporting Person affirms the existence of any such group. Based on information provided in the Company's latest publicly available reports and by members of such group, such group would beneficially own 12,198,403 Common Shares (SAB, 1,136,037 Common Shares; the Capital Z Reporting Persons, 6,527,217 Common Shares; Reservoir Reporting Persons, 2,829,384 Common Shares; RER and Rainwater, 1,705,766 Common Shares), which would represent 37.5% of the total outstanding Common Shares as of December 2, 2004, assuming conversion of all Preferred Shares held by such group at a conversion price of $13.48. The Reporting Persons disclaim any such beneficial ownership.

            Each Reservoir Reporting Person may, as a result of the transactions described herein, be deemed to beneficially own 2,829,384 Common Shares by virtue of Reservoir Partner's and Reservoir Master Fund's ownership of 2,287,546 and 384,822 Common Shares, respectively, issuable upon conversion of 3,041.703 and 511.689 Preferred Shares, plus accrued dividends (assuming conversion of all Preferred Shares held by such persons at a conversion price of $13.48), respectively, held by Reservoir Partners and Reservoir Master Fund; 5,000 Common Shares (4,167 of which are restricted Common Shares) and options exercisable within 60 days to purchase 1,666 Common Shares held by Reservoir Group; 128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Each of the Reservoir Reporting Persons has the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 13.1% of the outstanding total Common Shares, assuming conversion of all Preferred Shares held by the Reservoir Reporting Persons at a conversion price of $13.48. The percentage of voting rights represented by the shares held by the Reservoir Reporting Persons, assuming all holders of Preferred Shares cast their votes, would be, in the aggregate, approximately 8.7% of the total voting power of the Common Shares.

            All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on the 14,429,885 Common Shares outstanding as of November 17, 2004, and assuming that only those Preferred Shares with respect to the relevant person or group, as the case may be, are converted into Common Shares.

            The aggregate number of Common Shares represented by this Statement represents approximately 19.4% of the outstanding Common Shares, assuming conversion of all Preferred Shares held by the Reservoir Reporting Persons, RER and Rainwater at a conversion price of $13.48. The percentage of voting rights represented by the shares held by the Reservoir Reporting Persons, RER and Rainwater, assuming all holders of Preferred Shares cast their votes, would be, in the aggregate, 13.9% of the total voting power of the Common Shares.

            Pursuant to the terms of the Preferred Shares as set forth in
Section 7(d) of the Description of Stock, the conversion price of the Preferred Shares was adjusted as of September 30, 2004 to $13.48.

            Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.

            (d) None.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

             None, other than as described in the Initial Statement on
Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

    1. Power of Attorney for Rainwater (incorporated by reference to the Power of Attorney filed with the SEC as Exhibit 6 to Amendment No. 4 to the Crescent Real Estate Equities Company Schedule 13D (SEC file No. 005-46150), filed on October 30, 2002).

                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date: December 13, 2004

                                Reservoir Capital Group, L.L.C.

                                By:   /s/ Craig Huff
                                      ----------------------------------------
                                       Craig Huff
                                       President

                                Reservoir Capital Partners, L.P.
                                By: Reservoir Capital Group, L.L.C., its sole general partner

                                By:   /s/ Craig Huff
                                      ----------------------------------------
                                       Craig Huff
                                       President

                                Reservoir Capital Master Fund, L.P.
                                By: Reservoir Capital Group, L.L.C., its sole general partner

                                By:   /s/ Craig Huff
                                      ----------------------------------------
                                       Craig Huff
                                       President

                                Reservoir Capital Management, L.L.C.

                                By:   /s/ Craig Huff
                                      ----------------------------------------
                                       Craig Huff
                                       President

                                 RER Reinsurance Holdings, L.P.

                                 By: /s/ Richard E. Rainwater by M. Parrish
                                     ---------------------------------------
                                       Richard E. Rainwater, General Partner
                                       Melissa Parrish
                                       Attorney-in-Fact

                                 Richard E. Rainwater

                                 By: /s/ Richard E. Rainwater by M. Parrish
                                     ---------------------------------------
                                       Melissa Parrish
                                       Attorney-in-Fact

                                  Schedule I

  Control Persons and Executive Officers of the Reservoir Reporting Persons

            The names, present principal occupations and business addresses of the control persons and executive officers of Reservoir Management and Reservoir Group are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. Reservoir Group is the general partner and control person of Reservoir Partners and Reservoir Master Fund.

RESERVOIR CAPITAL MANAGEMENT, L.L.C., Managing Member of Reservoir Capital Group, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer and Senior Managing Member

Craig A. Huff
President and Managing Member

Gregg M. Zeitlin
Managing Member and Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

RESERVOIR CAPITAL GROUP, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer

Craig A. Huff
President

Gregg M. Zeitlin
Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

                                  Schedule II

                Control Persons and Executive Officers of RER

Richard E. Rainwater
General Partner

Melissa T. Parrish
Vice President and Treasurer

Karen L. Reynolds
Secretary

                                 Exhibit Index
                                 -------------

    1. Power of Attorney for Rainwater (incorporated by reference to the Power of Attorney filed with the SEC as Exhibit 6 to Amendment No. 4 to the Crescent Real Estate Equities Company (SEC file No. 005-46150), filed on October 30,
2002).